Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Announces Appointment of Alberto Sessa as
Chief Financial Officer

HOLON, ISRAEL, September 12, 2022 ––Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, announced today that Alberto Sessa has been appointed Chief Financial Officer (CFO) and member of the management team. Alberto will join Compugen on November 1, 2022.

“I am delighted to have a financial executive of Alberto’s expertise and experience join Compugen and strengthen our management team,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “His extensive experience and track record in leading financing, investor relations, M&A, and business development transactions and providing strategic financial direction to grow companies, will be invaluable as we accelerate towards our strategic ambitions and deliver value to our stakeholders including patients and shareholders.”

“This is an exciting time to join Compugen. I look forward to working closely with Anat and the team at Compugen, using my skills as a veteran CFO with strategic vision and substantial financial and capital market experience to accelerate our leadership in the DNAM-1 axis and advance our pipeline and our vision of transforming the lives of patients with cancer,” said Mr. Sessa.

Alberto brings more than 30 years of industry experience to Compugen by serving in public and private companies. Throughout his career he has gained vast experience in leading financing, investor relations, M&A, and business development transactions. He most recently served as acting CFO at several startup companies in the high-tech industry. Prior to this, as CFO at Nasdaq and TASE listed Allot, he was instrumental in helping turn around the company to reach a path of sustained growth. Previously, Alberto spent seven years as Worldwide Group CFO at Nasdaq listed Amdocs with responsibility for the global financial business activities. Alberto holds a Master of Business Administration and bachelor’s in economics and statistics from the Hebrew University of Jerusalem.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class monoclonal antibody targeting TIGIT for the treatment of solid tumors. Partnered programs include bapotulimab, an antibody targeting ILDR2, in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a TIGIT/PD-1 bispecific derived from COM902 (AZD2936) in Phase 1/2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The most advanced program, a high affinity antibody, COM503 with first-in-class potential is about to enter pre-IND enabling studies. COM503 targets a soluble immune checkpoint upregulated in the tumor microenvironment in response to IFN-γ. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Investor Relations contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications Compugen Ltd.
Email: ir@cgen.com
Tel: +1 (628) 241-0071